SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2026
Commission File Number 1-14926
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KT Corporation
(Translation of registrant's name into English)
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90, Buljeong-ro,
Bundang-gu, Seongnam-si,
Gyeonggi-do,
Korea
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

Decision for Cash Dividend Payment

1. Dividend category		Quarterly dividend
2. Dividend type		Cash dividend
3. Dividend per share (KRW)	Common stock	600
	Different classes of stocks	-
- Differential dividends		No
4. Dividend yield (%)	Common stock	1.01
	Different classes of stocks	-
5. Total dividend payment (KRW)		143,863,084,800
6. Record date		May 27, 2026
7. Expected dividend payment date		June 11, 2026
8. Whether general shareholders’ meeting will be held		No
9. Expected date of the general shareholders’ meeting		-
10. Date of resolution by the BoD		May 12, 2026
-Attendance of outside directors	Present (No.)	7
	Absent (No.)	0
11. Additional details relevant to investment consideration
–FY2026 Minimum DPS Guidance: KRW 2,400
–The total number of shares eligible for this dividend payment is 239,771,808 shares.
– The Company has been buying back treasury shares under a trust agreement, and therefore, the ‘total number of shares eligible for dividend payment’ and the ‘total dividend payment’ may vary as of the record date.
–The Company’s Audit Committee is composed entirely of outside directors.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 12, 2026
KT Corporation

By:	/s/ Sun Wook Kim
Name: Sun Wook Kim
Title: IRO

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: IR Team Leader